Exhibit 107

Calculation of registration fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.643% Fixed-to-Floating Rate Senior Notes due 2029	$1,200,000,000	$132,240
5.853% Fixed-to-Floating Rate Senior Notes due 2034	$1,300,000,000	$143,260
Total	$2,500,000,000	$275,500

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.